

Mail Stop 4631

January 5, 2018

Via E-mail
Mr. David K. Wells
Chief Financial Officer
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115

> **Re: Applied Industrial Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed August 18, 2017**
> **File No. 1-02299**

Dear Mr. Wells:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment in which we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 7: Income Taxes, page 47

1. We note that you recognized an income tax benefit of $22.2 million for a worthless stock deduction based on the write-off of your investment in one of your subsidiaries in Canada for US tax purposes during the fourth quarter of 2017. Please tell us the name of the subsidiary in question and provide us with a comprehensive discussion of the specific facts and circumstances that occurred during fiscal year 2017 resulting in this subsidiary meeting the requirements in section 165(g) of the Internal Revenue Code with reference to the guidance in Treasury Regulation Section 1.165-1(b) for the worthless stock deduction. Please address whether there is the possibility that the IRS may challenge the validity of this deduction. If so, please address the need to expand your disclosures to clarify.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction